Filed by 1295908 B.C. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

Earnings Call Presentation Fourth Quarter & Full Year Fiscal 2020 Results June 2021 in Canadian dollars unless otherwise noted

Disclaimer (1/2) ADDITIONAL INFORMATION AND WHERE TO FIND IT This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed merger transaction (the “Transaction”) between Algoma Steel Inc. (the “Company”) and Legato Merger Corp. (“Legato”), the Company will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which will include the Company’s prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by the Company and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Legato at Legato Merger Corp., 777 Third Avenue, 37th Floor, New York, New York 10017 or the Company at Algoma Steel Inc., 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4. PARTICIPANTS IN THE SOLICITATION Legato, the Company and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 relating to its initial public offering. These documents are available free of charge as described above. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS Certain information in this presentation may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking statements and information generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue” or similar expressions suggesting future outcomes or events. Forward-looking statements and information include, but are not limited to, statements regarding the operations, business, financial condition, expected financial results, performance, opportunities, strategies, outlook and guidance of the Company, the Transaction and the proposed transformation to electric arc furnace steelmaking (the “EAF Transformation”). Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. The material factors or assumptions that were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking statements and information, and those risks, uncertainties and other factors that could cause actual results to differ materially from the forward-looking statements and information, include, but are not limited to: global and North American product demand, production levels and capacity utilization; production levels and capacity utilization; the risk that the benefits of the Transaction may not be realized; the risk that the Transaction may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the Transaction, including the failure of Legato’s stockholders to approve and adopt the merger agreement or the failure of Legato to satisfy the minimum cash condition following redemptions by its stockholders; the inability to complete the PIPE investment in connection with the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be initiated following announcement of the Transaction; the effect of the announcement or pendency of the Transaction on the Company’s business relationships, operating results and business generally; risks that the Transaction could disrupt current plans and operations of the Company; the risks associated with the steel industry generally; the ability of the Company to implement and realize its business plans, including the EAF Transformation; the risk of downturns and a changing regulatory landscape in the Company’s highly competitive and cyclical industry; future results of operations; future cash flow and liquidity; future capital investment; the impact of the foregoing items on our debt service obligations; our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness with a substantial amount of indebtedness; restrictive covenants in debt agreements limit our discretion to operate our business; plant operating performance; upgrades to our facilities and equipment; our research and development activities; our ability to source raw materials and other inputs at a competitive cost; debt financing, government or regulatory accommodation for key operational inputs and other current or future compliance requirements; our ability to supply to new customers and markets; our ability to effectively manage costs; our ability to attract and retain key personnel and skilled labour; our ability to obtain and maintain existing financing on acceptable terms; changes in environmental, tax and other laws, rules and regulations, including international trade regulations; growth in steel markets and industry trends; significant domestic and international competition; increased use of competitive products; a protracted fall in steel prices; plant operating performance; product mix; level of contract sales; excess capacity, resulting in part from expanded production in China and other developing economies; low-priced steel imports, import levels and government actions or lack of actions with regard to imports; protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial condition of our key customers; increases in annual funding obligations resulting from our under-funded pension plans; supply and cost of raw materials and energy; natural gas prices and usage; currency fluctuations, including an increase in the value of the Canadian dollar against the United States dollar; environmental compliance and remediation; unexpected equipment failures and other business interruptions; a protracted global recession or depression; North American and global economic performance and political developments; and changes in general economic conditions, including as a result of the COVID-19 pandemic. 1

Disclaimer (2/2) Given these risks, uncertainties and other factors, readers should not place undue reliance on forward-looking statements or information as a prediction of actual results. The forward-looking statements and information reflects management’s current expectations and beliefs regarding future events and operating performance and is based on information currently available to management. Although we have attempted to identify important factors that could cause actual results to differ materially from the forward-looking statements and information contained herein, there are other factors that could cause results not to be as anticipated, estimated or intended. The forward-looking statements and information contained herein is current as of the date hereof and, except as required under applicable law, we do not undertake to update or revise it to reflect new events or circumstances. Certain information in this presentation may be considered as “financial outlook” within the meaning of applicable securities legislation. The purpose of this financial outlook is to provide readers with disclosure regarding the Company’s reasonable expectations as to the anticipated results of its proposed business activities for the periods indicated. Readers are cautioned that the financial outlook may not be appropriate for other purposes. PRESENTATION OF FINANCIAL INFORMATION The Company’s fiscal year runs from April 1st to March 31st. The Company and its subsidiaries’ functional currency is the United States dollar (“US dollar”). The US dollar is the currency of the primary economic environment in which the Company and subsidiaries operate. The items included in the consolidated financial statements are measured using the US dollar. For reporting purposes, the consolidated financial statements are presented in millions of Canadian dollars (“C$”). The assets and liabilities are translated into the reporting currency using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at average exchange rates for the reporting period. Exchange differences arising are recognized in other comprehensive (loss) income and accumulated in equity under the heading ‘Foreign exchange on translation to presentation currency.’ The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and have been audited in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). IFRS differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”) and Canadian GAAS differs in certain material respects from the auditing standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) applicable to public companies in the United States. As such, the Company’s financial statements are not comparable to the financial statements of U.S. companies prepared in accordance with U.S. GAAP and audited in accordance with PCAOB. This presentation should be read in conjunction with the Company’s consolidated financial statements as at March 31st, 2021. NON-IFRS FINANCIAL MEASURES In this presentation we use certain measures not recognized by IFRS to evaluate the performance of the Company. These terms do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. The term “EBITDA” and “Adjusted EBITDA” are financial measures utilized by the Company that are not defined by IFRS. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies. Readers are encouraged to consider these financial measures in the context of the Company’s results under IFRS, as provided in the Company’s financial statements. EBITDA, as defined by the Company, refers to earnings before interest, taxes, amortization, foreign exchange, interest income, carbon tax expense and certain exceptional items. Adjusted EBITDA, as defined by the Company, refers to EBITDA before tariff expense and capacity utilization adjustment. EBITDA and Adjusted EBITDA are not recognized measures for financial statement presentation under IFRS. EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as an alternative to net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. EBITDA and Adjusted EBITDA, as defined and used by the Company, may not be comparable to EBITDA and Adjusted EBITDA, as defined and used by other companies. We consider EBITDA and Adjusted EBITDA to be meaningful measures to assess its operating performance in addition to IFRS measures. They are included because we believe they can be useful in measuring its ability to service debt, fund capital expenditures, and expand its business. EBITDA and Adjusted EBITDA are also used by analysts and our lenders as measures of our financial performance. EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Some of these limitations are: they do not reflect cash outlays for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, working capital; they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness; they do not reflect income tax expense or the cash necessary to pay income taxes; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; they do not reflect the impact of earnings or charges resulting from matters we believe not to be indicative of our ongoing operations; and other companies, including other companies in our industry, may calculate these measures differently than as presented in by us, limiting their usefulness as comparative measures. Because of these limitations, EBITDA, Adjusted EBITDA and the related ratios should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using EBITDA and Adjusted EBITDA only supplementally 2

Earnings Call Agenda Safety Performance / COVID-19 Update Key Performance Highlights Today’s Presenters: Financial Overview Michael McQuade Market Outlook Chief Executive Officer Guidance Rajat Marwah Strategic Update Chief Financial Officer EAF Transformation Opportunity Proposed Transaction Questions & Answers 3

Safety without compromise

Continued focus and improvement in Lost Time Injury Frequency Rate (LTIFR)



1.30
0.90
1.00
0.30
0.10
0.30
0.20
0.30
0.10
0.19
0.23
0.19
F2010
F2011
F2012
F2013
F2014
F2015
F2016
F2017
F2018
F2019
F2020
F2021

Health & Safety Performance

- Ongoing commitment to superior Health & Safety performance has led to sustained improvement of safety metrics over time
- Health & safety remains our highest priority and to further the Company's efforts to improve, we are implementing an ISO 45001 Safety Management System
- Algoma employs a cooperative Joint Health and Safety System to provide a healthy and safe workplace
- Proud member of the Sault Ste. Marie Safe Communities Partnership and Northern Ontario Safety Group, with over 100 member organizations that exchange best practices and provide access to ongoing training

Safety is Algoma's top priority

Source: Company information. Note: Lost Time Injury Frequency is calculated as ((Number of lost time injuries in the reporting period x 200,000) / Total hours worked in the reporting period).

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Key Performance Highlights Q4 FY 2021 • Shipment volume was 622 kNT in Q4 FY 2021, up 14% from 548 kNT in Q3 FY 2021 and up slightly from 620 kNT in Q4 FY 2020 • Steel Revenue: was $633 million in Q4 FY 2021, up 50% from $421 million in Q3 FY 2021 and up 28% from $493 million in Q4 FY 2020 • EBITDA was $167 million in Q4 FY 2021, up from $12 million in Q3 FY 2021 and up from $12 million in Q4 FY 2020 • Net Income was $114 million in Q4 FY 2021, up from $(73.5) million in Q3 FY 2021 and up from $19 million in Q4 FY 2020 • Cash position was $21.2 million at the end of Q4 FY 2021 with availability of $200.8 million under the Revolving Credit Facility 2,102 kNT $1,766 million $199.2 million FY 2021 Shipments Steel Revenue EBITDA EBITDA margin for Q4 F2021 was 26.1% 5

Fourth Quarter Financial Highlights Q4 Q4 Change % Q3 FY 2020 FY 2021 Q4 YoY Q4 YoY FY 2021 Shipping volume (‘000s tons) 620 622 2 0% 548 Net Sales Realization per ton ($/ton) 712 942 230 32% 701 Steel Revenue ($ million) 493 633 140 28% 421 Cost of Steel Products Sold ($/ton) 667 643 (24) (4%) 647 EBITDA ($ million) 12 167 155 1315% 12 Net Income ($ million) 19 114 95 489% (73.5) Algoma Q4 run rate approximately 96% utilization1 Source: Company F2021 Management’s Discussion and Analysis 6 (1) Annual Capacity estimated at 2.6M NT

Fiscal Year 2021 Financial Highlights Change % FY 2020 FY 2021 YoY YoY Shipping volume (‘000s tons) 2,305 2,102 (203) (8.8%) Net Sales Realization per ton ($/ton) 756 768 12 1.7% Steel Revenue($ million) 1,918 1,766 (152) (7.9%) Cost of Steel Products Sold ($/ton) 732 646 (86) (12%) EBITDA ($ million) (2.2) 199.2 201 9,155% EBITDA adj for tariff and outage ($ 58.3 199.2 141 242% million) Net Income ($ million) (175.9) (62) 113.9 65% 7 (1) Source: Company F2021 Management’s Discussion and Analysis

Overview of Net Working Capital Seasonality Total Working $ 639 $ 716 $ 738 $ 585 $ 594 $ 644 $ 639 $ 573 $ 584 $ 606 $ 607 $ 595 Capital $M1 $800 Accounts Payable Trade accounts receivable Inventory $700 $600 509 $500 486 384 415 473 495 543 452 437 490 525 millions) $400 489 $ $300 ( $200 292 302 286 259 $100 211 209 212 223 182 149 175 143 $0 (45) (61) (74) (66) (63) (55) (59) (61) (85) (86) (87) (79) -$100 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 FY 2019 FY 2020 FY 2021 Source Company Notes to the Financial Statements 8 (1) Please note that the chart shown only includes Inventory, Trade Receivables and Payables

Market Update

ALGOMA STEEL INC.

North American HRC and Plate prices reaching all-time highs due to increased demand for construction, automotive and other end markets

North American Macro Drivers

- Significant GDP growth through 2021
- Increased global steel prices and trade restrictions will likely temper imports into North America
- Strong Tariff Protection for the North American Market
- Industry Consolidation
- USMCA put in place “melt & pour” requirements on several products, mandating that steel is North American-sourced to qualify for duty-free treatment

Attractive Trends in Key End Markets

- Automotive markets are recovering from impact of COVID-19
- Automotive production in North America expected to increase by 24% in 2021 (representing approximately 35% of Algoma’s Sales)
- Significant proposed North American infrastructure spending, including:
  - Potential for $2 trillion infrastructure and jobs package in the U.S.
  - $70 to $100 billion of federal infrastructure stimulus expected in Canada
- Use of steel in renewable resource generation (wind) becoming a more important driver of demand

Historical Hot Rolled Coil and As Rolled Plate Prices (US$/ton)



Index HRC / ARP
$/NT
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
ARP
HRC
5/2/2018
5/23/2018
6/13/2018
7/4/2018
7/25/2018
8/15/2018
9/5/2018
9/26/2018
10/17/2018
11/7/2018
11/28/2018
12/19/2018
1/9/2019
1/30/2019
2/20/2019
3/13/2019
4/3/2019
4/24/2019
5/15/2019
6/5/2019
6/26/2019
7/17/2019
8/7/2019
8/28/2019
9/18/2019
10/9/2019
10/30/2019
11/20/2019
12/11/2019
1/1/2020
1/22/2020
2/12/2020
3/4/2020
3/25/2020
4/15/2020
5/6/2020
5/27/2020
6/17/2020
7/8/2020
7/29/2020
8/19/2020
9/9/2020
9/30/2020
10/21/2020
11/11/2020
12/2/2020
12/23/2020
1/13/2021
2/3/2021
2/24/2021
3/17/2021
4/7/2021
4/28/2021
5/19/2021
6/9/2021

Source: SteelBenchmarker, CME Group, Fastmarket. Note: Market data as of June 11, 2021
Note: Press Releases, IHS, Baker Hughes, EIA, US Census

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First Quarter Outlook Shipments (‘000s kNT) First Quarter FY 2022 directional guidance: 700 600 Shipments (NT) 615K+/- 500 Net Sales Realization per ton 400 300 EBITDA $250M+/- 200 100 Liquidity1 $300M+/- 0 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 FY 2019 FY 2020 FY 2021 Net Sales Realization per ton ($/ton) EBITDA (C$ million) $1,200 $250 $1,000 $200 $800 $150 $600 $100 $400 $50 $200 $0 $0 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 -$50 FY 2019 FY 2020 FY 2021 FY 2019 FY 2020 FY 2021 Adjusted EBITDA Liquidity as at June 30th, 2021 expected to be $300M+/- 10 (1) Liquidity is measured as cash plus availability under the companies revolving credit facility

Strategic Update Strategic Direction FY2021 Achievements •Ladle Metallurgy Furnace project marked milestone First Arc in February (See Strategic Video Here) Capital Spending •Plate Mill Modernization on track to deliver improved product capability and STRENGTHEN BUILD quality THE CORE GROWTH People & PLATFORMS Assets •200+ projects / $35M annualized savings • Strategic Capex realized Operational Efficiency •$15M+ additional savings targeted to be • Safety SUSTAINABLE realized over calendar 2021 • Talent Building FUTURE •Developed a culture of risk management • Relationships • Performance Management • Reliability •Explored options in the capital markets • Risk • Accountability Capital •Engaged in LOI with Legato leading to Management Markets eventual SPAC transaction 11

Confidential & subject to applicable confidentiality agreements

ALGOMA STEEL INC.

Proposed EAF Transformation


Raw Materials
Materials Preparation
Ironmaking
Steelmaking
Blast Furnace Mill (Algoma Today)
Iron Ore
Limestone
Coal
Coke Ovens
Blast Furnace
Basic Oxygen Furnace (BOF)
Scrap Metal
Capacity
2,800kt(1)
EAF Mill (Algoma 2024)
HBI/Pig Iron Optional
Scrap Metal
Electricity – Ontario power supply largely zero carbon
Electric Arc Furnace (EAF)
3,700kt

Expected Benefits

- ✓ +900k tons of incremental liquid steel capacity
- ✓ ~70% fewer total CO2 emissions (3 million tonne annual reduction in CO2)
- ✓ Utilizes recycled scrap steel as feedstock, rather than volatile met coal and iron ore
- ✓ More flexible operations capable of responding dynamically to market conditions
- ✓ Lower fixed costs and incremental volume driving cost absorption
- ✓ Significantly improves variable nature of cost structure
- ✓ Meaningful reduction in SG&A
- ✓ Reduced sustaining CapEx
- ✓ Reduces potential impact of Canadian carbon tax regime
- ✓ Reduces reliance on volatile iron ore market

Expected to improve EBITDA by ~$USD 150mm per year (majority of benefit realized by 2024)

Significantly simplifies inputs and production process

Source: Company information.

(1) Excludes BF#6 which is currently idled.

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Proposed Transaction Overview

ALGOMA STEEL INC.

Assumes full earnout is realized based on expectation for US$901 million of EBITDA

Estimated Sources & Uses (US$mm)

Sources:	
Shares Issued to Algoma Shareholders	$1,125
Estimated SPAC Cash in Trust[1]	$236
PIPE[2]	$100
Total Sources	**$1,461**
Uses:	
Upfront Equity Consideration to Algoma Shareholders	$750
Contingent Shares to Algoma Shareholders[3]	$375
Estimated Fees & Expenses[4]	$30
Cash to Balance Sheet	$306
Total Uses	**$1,461**

Illustrative Pro Forma Valuation (US$mm, except per share)

Share Price:	$10.00
Total Shares Outstanding[3]	152.8
Equity Value	**$1,528**
Less: Pro Forma Cash[6]	($323)
Plus: Debt[6]	$501
Total Enterprise Value (TEV)	**$1,706**
Implied Multiple on CY2021P EBITDA ($901)	***1.9x***

Illustrative Pro Forma Ownership (mm shares)

Algoma Shareholders (Upfront)	75.0
Algoma Shareholders (Earnout)[3]	37.5
Total Algoma Shareholders	**112.5**
Sponsor Shareholders[5]	6.7
PIPE Shareholders[2]	10.0
Public Shareholders[1]	23.6
Total Shares Outstanding	**152.8**



PIPE Investors 7%
Public SPAC Owners 15%
Sponsor 4%
Existing Algoma Shareholders 74%

(1) Cash in Trust and Pro Forma Ownership reflects 23.575m Public Shares issued during Legato's IPO. Assumes no redemptions.
(2) Reflects private placement of $100 million at $10.00/share (10 million shares) to be funded concurrently with closing.
(3) Transaction structure inclusive of full earn-out consideration based on expected CY2021P EBITDA of $901mm.
(4) Estimated fees and expenses inclusive of all fees and expenses related to the business combination (including M&A and PIPE fees and expenses).
(5) Sponsor Ownership inclusive of 5.9m Founder Shares and 0.6m Private Shares and 0.2m Representative Shares.
(6) Inclusive of $17 million Algoma cash as of March 31, 2021. Debt reflects book value of government debt.

Note: All figures in USD. All shares valued at $10,00/share. Analysis excludes warrants (Legato has 23.6mm public warrants and 0.6mm private warrants outstanding, all exercisable at $11.50/share). All balance sheet figures as of March 31, 2021 are converted from CAD to USD at a 1.26 FX rate. All projected figures are converted from CAD to USD at a 1.26 FX rate.

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